

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2015

David Cass
President
Focus Ventures Ltd.
200 Burrard Street, Suite 650
Vancouver, British Columbia, Canada V6C 3L6

> **Re:** **Focus Ventures Ltd.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed March 6, 2015**
> **File No. 000-55349**

Dear Mr. Cass:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure in your 6-K filed March 11, 2015. Please clarify the dates of these transactions and amend your registration statement as applicable. Include material agreements as exhibits.

Property, Plants and Equipment, page 18

2.   We note your response to comment 7 in which you state your sample collection, preparation, analytical procedures, and QA/QC protocols were added to your filing for your material property. We are unable to locate these additions to which you refer. We re-issue comment 7, please amend you filing and include provide a brief description of your sample collection, sample preparation, analytical procedures, and QA/QC protocols.

Liquidity and Capital Resources, page 39

3.   Please expand your disclosure in response to prior comment 11 to address the second
        sentence of that comment. Your discussion should disclose how you plan to address
        immediate funding needs and the funds necessary to achieve your business plans.
        Additionally, where you refer to "additional funds" necessary, please revise to quantify
        the material amounts needed for the identified purposes, including exploration costs and
        the Bayovar 12 purchase.

Related Party Transactions, page 48

4.   Please provide the disclosure in this section up to the date of the filing and not February
        15, 2015 as you disclose. Refer to Item 7.B. of Form 20-F for guidance.

Exhibits, page 69

5.   We note your response to prior comment 15. The administrative services agreement with
        Gold Group appears to be an existing material agreement between you and a related
        party. Please provide additional legal analysis of why the agreement need not be filed or
        file this agreement. Refer to Item 4(b)(i) of the Instructions as to Exhibits to Form 20-F.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to the disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Angela Lumley, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering related comments. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Sally Whittall